May 12, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	xpedx Holding Company
Amendment No. 1 to Registration Statement on Form S-1
Filed April 4, 2014
File No. 333-193950

Dear Mr. Schwall:

This letter sets forth the responses of xpedx Holding Company (the “Company”) to the comments contained in your letter, dated April 24, 2014, relating to Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-193950, filed on April 4, 2014 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on April 4, 2014. Page references in the responses below are to Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1.	We note your response to our prior comment 2. Please advise us whether the record date will be determined before you request acceleration of effectiveness. If so, please inform us as to whether you will disclose the number of shares in a pre-effective amendment.

The Company advises the Staff that the board of directors of International Paper Company (“IP”) will determine the record date prior to the Company’s request for acceleration of effectiveness, which date will be reflected in a pre-effective amendment to the Registration

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Statement. IP’s board of directors will also determine the number of shares to be distributed to IP’s shareholders prior to the Company’s request for acceleration of effectiveness. Accordingly, the Company will be able to disclose such number of shares in a pre-effective amendment. The Company has revised the disclosure in Amendment No. 2 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information of Combined Company and Related Notes, page 98

2.	We note your response to comment 12 in our letter dated March 14, 2014. Please revise the notes to the pro forma financial statements to include disclosure stating that the combined company may be required to pay International Paper an earnout payment of up to $100 million if the combined company’s aggregate EBITDA exceeds an agreed-upon target. Your revised disclosure should indicate that the pro forma financial statements do not include a related adjustment.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of xpedx, page 110

3.	We note your response to comment 19 in our letter dated March 14, 2014 and the related revisions to your filing. However, it appears that your filing still includes references to gross margin based on a calculation of the difference between net sales and cost of products sold excluding depreciation and amortization. Please revise or advise.

The Company has revised the disclosure in xpedx’s and Unisource’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and throughout the document to remove references to gross margin.

Consolidated Financial Statements of Unisource

Notes to Consolidated Financial Statements

Note 6– Income Taxes, page F-57

4.

We note your response to comment 20 in our letter dated March 14, 2014. Considering that Unisource has recently transitioned to profitability, please provide us with additional information supporting management’s conclusion that it was more likely than not that Unisource would realize all of its available U.S. federal and a substantial portion of its state net deferred tax assets. Please tell us about Unisource’s five year operating plan through 2018 including the amount of book income and taxable income that management expects will be generated in each year. As part of your response, please tell us how recent trends in Unisource’s business have been evaluated, such as the decrease in operating income during the last five fiscal years. Also, please tell us

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how accurate management’s projections have been in the past. In addition, please provide us with additional information supporting management’s conclusion that it was appropriate to release the entire valuation allowance for Unisource’s U.S. federal and substantially all of the valuation allowance for Unisource’s state net deferred tax assets rather than a portion of the valuation allowance.

In response to the Staff’s comment, the Company has been advised by Unisource as follows:

Unisource advises the Staff that Unisource evaluated the likelihood of realizing its deferred tax assets (“DTA”) by carefully analyzing all available evidence. This included analyzing (1) the current DTA balance, (2) future sources of taxable income arising from temporary differences, (3) historical results for the fiscal years 2010 through 2012, (4) historical results for the nine months ended September 28, 2013, (5) actual taxable income in fiscal 2012 and estimated taxable income in fiscal 2013 and (6) the five-year operating plan through fiscal 2018. Of the four sources of taxable income that can be evaluated for purposes of determining realizability of DTAs, Unisource based its conclusions on the following two: (1) future taxable income and (2) future reversal of taxable temporary differences. All evidence was then analyzed in order to estimate sources and amounts of future taxable income and understand the impact that future market growth and forecasted earnings are expected to have on future taxable income in determining the realizability of the DTA. After careful weighting of the available evidence, including reducing management’s estimated forecasted profitability, in the nine-months ended September 28, 2013, Unisource concluded that it was more likely than not that the DTA for which a valuation allowance had been established would be realized.

Business Overview and Trends

Unisource is one of the largest independent print, packaging and facility supplies distributors in North America with approximately $4.1 billion in net sales in fiscal 2013. Unisource is organized into six business units and sells four primary product categories; Print, Packaging, Facility Supplies and Other. Print is Unisource’s largest product segment and the print market has experienced a secular decline in North America as a result of increasing electronic distribution and communication and eCommerce. Unisource is addressing the declining print market by investing in and focusing on its three other product categories.

While worldwide consolidated operating income declined from 2009 through 2011, the last two years have seen sequential increases when excluding merger related expenses in 2013. Although the Staff asked Unisource to discuss trends in operating income, management believes it makes more sense to focus on pre-tax income given the fact pattern noted below. The pre-tax income of Unisource’s U.S. businesses has performed as follows:

Year	2008	2009	2010	2011	2012	2013
U.S. Pre-Tax Book Income/(Loss) (in millions)	$(57.2)	$(12.7)	$(26.3)	$(18.2)	$33.4	$14.0

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Unisource U.S.’s fixed costs have declined over the past three years as it has undergone restructurings and alignments to optimize efficiencies in the business. In addition, for fiscal years 2011 and prior, interest expense related to long-term debt obligations (“PIK notes”), which resulted in an incremental approximately $35.0 million of annual interest expense in the United States, had a significant negative impact on Unisource’s operations. The PIK notes were converted into Redeemable preferred stock in December 2011 and thus do not negatively impact results from 2012 and forward resulting in additional profitability. Due primarily to the above, Unisource U.S. was profitable for the first time in 2012 and maintained profitability in 2013. In addition to these two items, management noted the business trends discussed below which were factored into its conclusion on the realizability of DTAs as of September 28, 2013.

During the last five years, Unisource’s total net sales have increased $91.6 million, or 2.3%, from $4.0 billion during fiscal 2009 to $4.1 billion during fiscal 2013. During the period from fiscal 2009 to 2013, Unisource’s Print product category net sales declined by $194.4 million, or 8.0%, Packaging product category net sales increased by $263.5 million, or 30.2%, Facility Supplies product category net sales decreased by $41.0 million, or 5.8%, and Other product category net sales which represents primarily third party logistic services, which was a startup business begun in 2009 grew to $64.6 million in net sales for fiscal 2013.

The decline in Print product category net sales during the five-year period is primarily attributable to the overall decline in the print market. The growth in Packaging product category net sales during the five-year period is primarily attributable to organic growth in the United States. The decline in Facility Supplies product category net sales during the five-year period occurred at both the U.S. and Canada Distribution businesses and reflects primarily the effect of various restructuring initiatives in the facility supplies business and the focus on customer profitability.

Consistent with the sales shifts noted above, it is important to note that Unisource is experiencing decreases in sales of its lower operating margin product categories and growth in sales of higher operating margin product categories. Print has historically and continues to be the largest sales generating product category, but has generated the lowest operating margins of 12.5%. This has been relatively consistent historically. Packaging has historically had operating margins of 24% while Facility Supplies has provided 25% operating margins and Other (including third party logistics) provided 40% operating margins historically. As Print continues to decline from approximately 45% of sales historically overall operating margins of the U.S. business have increased. Further, management of Unisource expects operating margins to rise from historical averages of 17% to 18.5% in the projection period as Print continues its decline over the next number of years. Based on the above, the 1.5% increase in operating margin solely related to product mix changes provides approximately a $30 million increase annually to pretax net income.

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Five-Year Operating Plan

The five-year forecast encompassed management’s consideration of the continued improvement in Unisource’s U.S. historical earnings, the slowly stabilizing economy and management’s future outlook on the business based on the continuation of recent trends in the performance of its product categories. This five-year forecast is used consistently with other estimates in the preparation of the financial statements. Management of Unisource modified this forecast for different scenarios to evaluate the likelihood that the full DTA would be realized if certain assumptions varied. For example, in the past, management has assessed and determined that its actual results have been less than original projections in all three prior year look-backs of budget to actuals. Therefore, in its first scenario, Unisource’s management analyzed the budget-to-actual results for the past three years and noted on average results missed budgeted EBITDA by 20%. As a result, management reduced their yearly forecasts over the projection period to be consistent with the historical average variance noted above. As requested, the following table shows the adjusted forecasted pre-tax income and the resulting taxable income for fiscal years 2014-2018:

Year	2013 Actual	2014	2015	2016	2017	2018
80% of Forecasted Pre-Tax U.S. Book Income (in millions)	$14.0	$19.9	$38.0	$55.2	$71.0	$91.7
80% of Forecasted Taxable U.S. Income	$18.1	25.1	31.8	45.6	60.9	78.3

(Note: Taxable income above includes adjustments for permanent differences and the significant temporary differences.)

Further in its evaluation of the realizability of its DTA, in its second scenario, Unisource evaluated the impact that core earnings would have on its utilization of the DTA. In this scenario, Unisource’s management adjusted the forecasted worldwide 2014 pre-tax book income of $32.7 million for merger costs of $7.8 million to arrive at its core earnings of $40.5 million. It is noted that worldwide core earnings in 2013 were approximately $28.0 million when adjusting for merger costs of $14.0 million. The increase from fiscal 2013 worldwide core earnings of $28.0 million is achieved through the continued business trends detailed above, primarily: (1) the continued change in mix of products sales consistent with recent industry trends, (2) modest revenue growth year-over-year in various product categories consistent with historical averages exclusive of Print which will continue to experience secular declines, (3) revenue growth due to new contracts and customer acquisitions already won by Unisource offset by any known customer losses or decreases in planned purchasing noted by the sales organization and (4)

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operating expenses expected to be consistent as a percentage of operating margins. Based on the 2014 estimated core earnings, the scenario held 2014 core earnings flat and maintained a consistent level of earnings in future years; thereby assuming no projected growth in said earnings into perpetuity. Finally, in addition to the two scenarios noted above, management performed sensitivity analysis on the five-year growth plan noting that if management met, on average, 33% of its earnings projections, full utilization of federal DTAs would be supported. As noted above, management has historically met, on average 80%, of its earnings over the prior three years.

As of December 29, 2012, excluding valuation allowance, Unisource had a net DTA of $248.1 million in the United States which included approximately $181.7 million for the Federal NOLs, $33.2 million for the state NOLs, and $33.2 million for timing items. For federal purposes, NOLs may be carried forward for 20 years. As such, the federal NOLs will not begin to expire until 2023. Under the various forecast scenarios above, Unisource forecasted sufficient level of profitability in future years to utilize the remaining federal NOL carry forward before the NOLs begin to expire unused. However, under similar scenarios, Unisource does not estimate adequate profitability in future years above to fully utilize all of the state NOLs before they continue to expire, primarily due to the short state NOL carry forward periods. Therefore, Unisource has maintained a partial valuation allowance of $11 million related to the state NOLs. Although realization is not assured, in all scenarios analyzed, Unisource concluded it was more likely than not the federal net operating losses (“NOLs”) and the majority of the state NOLs would be utilized before they expired.

Unisource’s management believes that Unisource’s historical cumulative adjusted book income and recent taxable income, along with the forecast of future profitability showing the support of the utilization of the full federal NOL prior to expiration, provide strong positive evidence that it is more likely than not that the DTA will be realized. Unisource notes that the positive trend in earnings has already been achieved by Unisource in fiscal 2011 and 2012, and profitability could be maintained with zero future sales growth. These considerations indicated to management that Unisource’s profitability will more likely than not be sustained and supported management’s conclusion that a full valuation allowance was no longer appropriate for federal purposes.

Exhibits

5.	We note your response to our prior comment 23. We note your assertion that the supply agreements “do not need to be filed under Item 601(b)(10)(ii)(B)” of Regulation S-K. Please explain your analysis as to whether the supply agreements are required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company advises the Staff that the supply agreements between the Company and IP do not need to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K because no director, officer, promoter, voting trustee, underwriter or more than 5% security holder named in the beneficial ownership table of the Registration Statement will be a party to the supply agreements. The supply agreements will be entered into by the Company and IP at the time of the Distribution. Giving effect to the Distribution, IP will not own any shares of the Company’s

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common stock (or any other security of the Company). The beneficial ownership table in the Registration Statement reflects the beneficial ownership of the Company’s common stock giving effect to the spin-off and the merger, and thus does not name IP as a security holder of the Company.

Moreover, the Company advises the Staff that the supply agreements will involve “only the purchase or sale of current assets having a determinable market price, at such market price,” within the meaning of Item 601(b)(10)(ii)(A). The term sheets for the supply agreements state that “prices will be established as the ‘list’ price in the relevant markets and will be subject to market fluctuation.” Thus, products will be sold under the supply agreements at determinable market prices (i.e., list prices in the relevant markets) and, consistent with supply agreements that the Company enters into with other major distributors of the Company’s products, will also include volume incentives, rebates and promotional support that have been negotiated on an arm’s length basis.

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H. Roger Schwall	8	May 12, 2014

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Anne Meyer at (212) 909-7441.

Sincerely,

/s/ Peter J. Loughran

Peter J. Loughran

cc: Mark W. Hianik

Enclosures